Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

BMO Announces Dividend Rates on Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 44 (NVCC) and Non-Cumulative Floating Rate Class B Preferred Shares, Series 45 (NVCC)

TORONTO, October 26, 2023 – Further to the announcement by Bank of Montreal (the “Bank”) (TSX:BMO) (NYSE:BMO) on October 19, 2023, the Bank today announced the applicable dividend rates for its Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 44 (Non-Viability Contingent Capital (NVCC)) (the “Preferred Shares Series 44”) and Non-Cumulative Floating Rate Class B Preferred Shares, Series 45 (Non-Viability Contingent Capital (NVCC)) (the “Preferred Shares Series 45”).

With respect to any Preferred Shares Series 44 that remain outstanding after November 25, 2023, commencing as of such date, holders thereof will be entitled to receive fixed rate non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of the Bank and subject to the provisions of the Bank Act (Canada). The dividend rate for the five-year period commencing on November 25, 2023 to, but excluding, November 25, 2028, will be 6.816 per cent. This dividend rate is equal to the sum of the five-year Government of Canada bond yield as at October 26, 2023 plus 2.68 per cent, as determined in accordance with the terms of the Preferred Shares Series 44.

With respect to any Preferred Shares Series 45 that may be issued on November 25, 2023, holders thereof will be entitled to receive floating rate non-cumulative preferential cash dividends on a quarterly basis, calculated on the basis of the actual number of days elapsed in each quarterly floating rate period divided by 365, as and when declared by the Board of Directors of the Bank and subject to the provisions of the Bank Act (Canada). The dividend rate for the three-month period commencing on November 25, 2023 to, but excluding, February 25, 2024, will be 7.841 per cent. This dividend rate is equal to the sum of the three-month Government of Canada Treasury bill yield as at October 26, 2023 plus 2.68 per cent, as determined in accordance with the terms of the Preferred Shares Series 45.

Beneficial owners of Preferred Shares Series 44 who wish to exercise their right of conversion should communicate as soon as possible with their broker or other nominee and ensure that they follow their instructions in order to ensure that they meet the deadline to exercise such right, which is 5:00 p.m. (ET) on November 10, 2023.

Conversion enquiries should be directed to BMO’s Registrar and Transfer Agent, Computershare Trust Company of Canada, at 1-800-340-5021.

About BMO Financial Group

BMO Financial Group is the eighth largest bank in North America by assets, with total assets of $1.25 trillion as of July 31, 2023. Serving customers for 200 years and counting, BMO is a diverse team of highly engaged employees providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services to over 13 million customers across Canada, the United States, and in select markets globally. Driven by a single purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future, and inclusive society.

For News Media Enquiries:

Jeff Roman, Toronto, Jeff.Roman@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Bill Anderson, Toronto, bill2.anderson@bmo.com, (416) 867-7834

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